UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

MATERIAL FACT

Enel Chile S.A.

Santiago, November 7, 2024

Gen. Mgmt. No.017/2024

Mrs.

Solange Berstein

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: MATERIAL FACT

Dear Madam,

Pursuant to the provisions of Articles 9 and 10, second paragraph, of Law No. 18,045 of the Securities Market and General Rule No. 30 of the Financial Market Commission (“CMF”), duly authorized and on behalf of Enel Chile S.A. (“Enel Chile” or “the Company”), I hereby inform you, as a material fact, the following:

In an extraordinary Board of Directors meeting held today, it was agreed to approve the change of the Company’s functional currency from Chilean pesos to United States dollars, effective January 1, 2025, due to the fact that the US currency will become the currency that will significantly influence the economic environment in which Enel Chile operates.

This change, which will be made in compliance with International Financial Reporting Standards, arises substantially as a result of the fact that its subsidiaries Enel Generación Chile S.A. and Empresa Eléctrica Pehuenche S.A. will change their functional currency from Chilean pesos to U.S. dollars as of January 1, 2025, according to material facts disclosed by these subsidiaries today. Consequently, considering the relevance of the generation segment for Enel Chile, the Company's main source of income, i.e. dividends from said subsidiaries, will be determined on a US dollar basis. Finally, the Extraordinary Shareholders' Meeting of the Company will be responsible for approving the amendment of the bylaws regarding the currency in which the capital stock is expressed, which will take place during the first four months of year 2025.

Enel Chile and its subsidiary Enel Generación Chile S.A. maintain certain operations defined as cash flow hedges covering exchange rate risks, linked to the evolution of the United States dollar, which lose their effectiveness and, therefore, should be discontinued. As a consequence of the above, Enel Chile will have to recognize a net loss in the consolidated results of the current year estimated in approximately USD 450 million at this date, which will not have an impact on cash. In order to neutralize the effects of such net loss, the Company's Board of Directors agreed to modify the Dividend Policy by proposing to the Ordinary Shareholders' Meeting, to be held during the first four months of 2025, the distribution of an eventual dividend that allows maintaining the same pay-out already contemplated in the dividend policy for the year 2024 as if the aforementioned loss had not been applied. Such eventual dividend will be determined at the closing of the annual fiscal year.

Yours sincerely,

Giuseppe Turchiarelli

Chief Executive Officer

Enel Chile S.A.

c.c.: Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgos (Risk Rating Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Giuseppe Turchiarelli
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Title: Chief Executive Officer

Date: November 7, 2024